DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Carrie J. Hartley carrie.hartley@us.dlapiper.com T 919.786.2007 F 919.786.2200

Via EDGAR

December 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, DC 20549

Attn:     Isabel Rivera

             James Lopez

Re:        EQT Exeter Real Estate Income Trust, Inc.

              Draft Registration Statement on Form S-11

              Submitted October 17, 2022

              CIK No. 0001946997

Dear Ms. Rivera and Mr. Lopez:

This letter sets forth the confidential response of our client, EQT Exeter Real Estate Income Trust, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated November 11, 2022, pertaining to the Draft Registration Statement on Form S-11 (the “Draft Registration Statement”) that was confidentially submitted to the SEC on October 17, 2022. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the Draft Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Draft Registration Statement on Form S-11 submitted October 17, 2022

Cover Page

1.	We note that you are a perpetual-life REIT and that while you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points on the cover page to disclos[e] that you have no requirement to ever provide liquidity.

Response: Respectfully, the Company submits that this concern is already addressed by the risk factor bullet points on the cover page, which currently include the following (relevant language in bold for ease of reference):

There is no public trading market for our common stock, and the repurchase of shares by us will likely be the only way to dispose of your shares. We are not obligated to repurchase any shares under our share repurchase plan or to provide any other kind of liquidity. In addition, repurchases will be subject to available liquidity and other significant restrictions. Further, our board of directors may make exceptions to, modify or suspend our share repurchase plan. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

2.	With a view to disclosure please advise us of the extent to which the different classes of shares provide the same rights and privileges despite the varying fees and commissions.

Response: The Company has revised the cover page to provide as follows and included similar disclosure in the Prospectus Summary.

The share classes have different upfront selling commissions and dealer manager fees, and different ongoing distribution fees. The allocation of ongoing distribution fees on a class-specific basis will normally result in different amounts of distributions with respect to each share class and may lower the NAV of a share class. Otherwise, the share classes have identical rights and privileges, including with respect to voting rights.

Prospectus Summary, page 1

3.	Please revise your structure chart on page 11 to include the percentage of ownership of each entity listed, as applicable.

Response: The Company has revised the ownership diagram on page 11 of the prospectus as requested.

Risk Factors, page 43

4.	We note your risk factor disclosure on page 43 that you “may change [y]our investment and operational policies without stockholder consent.” Please include disclosure about how you intend to notify shareholders of any change to your investment and operational policies.

Response: The Company intends to notify its stockholders of any material change to its investment and operational policies by disclosing such changes in a public filing such as a supplement to the prospectus, a current report on Form 8-K and/or a periodic report on Form 10-Q or Form 10-K, as appropriate. The Company has revised this risk factor in the prospectus to include this disclosure.

5.	We note your risk factor disclosure on page 43 that your Adviser, Sponsor, their affiliates and your directors and officers may purchase shares in the offering to satisfy the minimum offering amount. Please specify whether these purchases will be for investment and not resale.

Response: Shares purchased by the Company’s Adviser, Sponsor, their affiliates and the Company’s directors and officers will be purchased for investment purposes only and not for resale. The Company has revised this risk factor accordingly. The Company respectfully notes that this disclosure is also included in the Prospectus Summary, Plan of Operation and Plan of Distribution sections of the prospectus.

6.	We note disclosure on the cover page and summary risk factors that upon acquiring shares in the offering, investors will experience immediate dilution in the net tangible book value of their investment. Please include a discussion of this risk under an appropriate caption in the risk factors, in addition to addressing the dilution that will occur if you pay distributions in excess of your earnings.

Response: The Company respectfully submits that it has previously discussed the risk of immediate dilution under the heading “The net tangible book value of your shares will be substantially below the price you pay for them, thus increasing the risk of a loss on your investment.” The Company has revised this risk factor to further clarify this point and address dilution if distributions are paid in excess of operating cash flow. See “The net tangible book value of your shares will be substantially below the price you pay for them. As a result, on acquiring shares, you will experience immediate dilution in the net tangible book value of your shares, thus increasing the risk of a loss on your investment.” as well as the risks discussed under “We may pay distributions from sources other than our cash flow from operations, including the sale or repayment of our assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.”

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

Estimated Use of Proceeds, page 98

7.	Please revise to separate the information into separate tables for the different classes of shares where the upfront selling commissions, dealer manager fees, distribution fees and other attributes are different for the classes of shares.

Response: The Company has revised the prospectus to separate the information into separate tables for the different classes of shares.

Investment Objectives and Strategies, page 100

8.	You indicate on page 165 that EQT Exeter's prior programs are "value-add real estate investments" with "different investment objectives" from yours. Please revise to further clarify how your investment objectives are different from the Advisor's other similar programs.

Response: The Company has revised the Prior Performance section of the prospectus as requested.

Management, page 114

9.	We note that you have no employees and are externally managed, and that your Advisors have commitments with affiliated or non-affiliated entities. Please revise to clarify the extent of all other time commitments of the members of your Advisory Committee.

Response: The Company has revised the disclosure as follows:

Our Adviser and its affiliates will devote such time to us to ensure performance of all the services necessary to conduct our business affairs in an appropriate manner. Our Adviser has established an advisory committee that includes senior executives of our Adviser. Subject to oversight by our board of directors, the advisory committee will be responsible for major decisions regarding sourcing, evaluating and monitoring our investment opportunities and the acquisition, management, financing, leasing and disposition of our assets. While each of the members of our Adviser’s advisory committee is expected to spend a substantial portion of their time devoted to us, they will work on other projects, serve on other committees (including boards of directors) and source potential investments for and otherwise assist other programs and accounts, including other programs and accounts to be developed in the future. The amount of time a particular member of the advisory committee devotes to us will vary from time to time based on our operations and business activities, and it is not possible to predict the specific amount of time members of the advisory committee will devote to us at any particular time. Our Adviser’s advisory committee will be supported by our Adviser’s multi-disciplinary team with over 230 real estate specialists across 25 offices in the United States (and over 400 real estate specialists across 50 offices globally). Through the advisory committee and our Adviser’s team of real estate specialists, our objective is to bring our Adviser’s vertically integrated operator-driven approach, sector specific and “hyper-local” expertise, and scale to the non-listed REIT industry. Our Adviser’s “deep bench” of real estate professionals will provide the breadth of experienced management necessary to operate our business.

Net Asset Value Calculation and Valuation Guidelines, page 149

10.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: Please find enclosed the template for the Company’s future NAV disclosures.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

11.	We note the reference on page 150 to fees paid to your independent valuation advisor and "certain of the independent third-party appraisers" from EQT Exeter and its affiliates. If material provide approximate, quantified disclosure regarding such fees as of the most recent practicable date.

Response: While EQT Exeter and its affiliates have engaged an affiliate of the proposed independent valuation advisor and certain of the independent third-party appraisers that the Company may engage in the future, the fees charged by such firms to EQT Exeter and its affiliates were negotiated in arm’s-length transactions and were at market rates. The fees were not material and would not adversely affect the independence of the independent valuation advisor or the applicable appraiser.

Plan of Operation, page 157

12.	We note the reference to material trends or uncertainties relating to "national economic conditions affecting real estate generally." Please revise to further clarify such trends and uncertainties, especially with respect to inflation and the continuing impact of the COVID pandemic on commercial properties. Clarify the extent to which your plan of operation addresses such trends and uncertainties.

Response: The Company has revised the Plan of Operation section of the prospectus as requested.

Share Repurchases, page 226

13.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan (the “Repurchase Plan”). The Company believes its Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. In particular, the Company is relying on the no-action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016). By way of illustration, set forth below is a table that shows the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. and a comparison of the features in the Repurchase Plan.

Key Features of Blackstone Plan		Comparative Features of the Company’s Plan
•	All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the NAV per share for each class will always be available on the Company’s website and toll-free information line.	•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings and required disclosures will also be made in current and/or periodic reports. The Company will also send any stockholder communications required under the Repurchase Plan. Further, the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s website and toll-free information line.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

•

The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the Offering and prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•

The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common stock. The Company will also make required disclosures in current and/or quarterly reports, and the Company will send any stockholder communications required under the Repurchase Plan. Stockholders desiring to request the repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•

The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the Transaction Price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

•

Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act of 1933, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month, subject to the Early Repurchase Deduction.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•

With respect to the Company’s Repurchase Plan, the aggregate NAV of total repurchases of Class T, Class S, Class D and Class I shares (including repurchases at certain non-U.S. investor access funds primarily created to hold shares of the Company’s common stock, if any, but excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of the Company’s aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month); and no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).

•

Further, the Company’s Repurchase Plan provides that shares held by the Company’s Adviser acquired as payment of the Adviser’s management fee will not be subject to the Repurchase Plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of the Company’s aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases. In addition, any repurchases of shares in respect of distributions on the performance participation interest will not be subject to the Early Repurchase Deduction but will be subject to the 2% monthly and 5% quarterly limitations on repurchases.

•

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•

If the monthly or quarterly volume limitation is reached in any given month or in the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death, disability or divorce.

•

Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month.

•

Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

•	Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.	•

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or current or periodic report filed by the Company, as well as on the Company’s website.

•	There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	•

There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•	The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•	The Repurchase Plan is open to all stockholders.	•	The Repurchase Plan is open to all stockholders.

14.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its Repurchase Plan. The Company has reviewed the applicability of Regulation M to its Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

General

15.	We note your disclosure that the minimum initial investment to acquire Class I shares is $1,000,000 unless waived by you. Please include disclosure regarding what factors you would consider when deciding whether to waive the initial investment.

Response: The Company has revised the disclosure in the Prospectus Summary and Plan of Distribution as follows:

We may waive the minimum initial investment in Class I shares with respect to investments (i) by our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser, EQT or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers and (ii) by other categories of investors based on a consideration of various factors, including the investor’s overall relationship with us and our Adviser or other factors that we may deem relevant at the time.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

16.	Please revise your disclosure to define all acronyms upon first use. For example, we note that the acronyms ESG, GRESB, LEED, and BREEAM are used but never defined.

Response: The Company has revised the prospectus accordingly. The Company notes that according to GRESB’s website, while GRESB used to stand for “Global Real Estate Sustainability Benchmark,” the organization’s name is now simply “GRESB” to reflect that it now covers real assets, including infrastructure.1

17.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Company acknowledges that sales material to be used in connection with the Company’s offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all such written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered public offering.

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company undertakes to provide the Staff supplementally with copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, this request is inapplicable.

1 See “Is GRESB an Acronym?”, https://www.gresb.com/nl-en/about-us/faq/ (last accessed December 23, 2022).

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 23, 2022

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at carrie.hartley@us.dlapiper.com or by phone at (919) 786-2007 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/Carrie J. Hartley

Carrie J. Hartley

Enclosures

EQT Exeter Real Estate Income Trust, Inc. – NAV Disclosure Template

[●] NAV per Share

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used by our Adviser and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at [●] and is made available on our toll-free, automated telephone line at [●]. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third-party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for [●].

Our total NAV presented in the following tables includes the NAV of our Class T, Class S, Class D and Class I common stock. The following table provides a breakdown of the major components of our total NAV as of [●] ($ and shares in thousands):

Components of NAV	[●]
Investments in real estate	$
Investments in real estate related securities
Investments in unconsolidated entities
Cash and cash equivalents
Restricted cash
Other assets
Mortgage notes, term loans, and revolving credit facilities, net
Subscriptions received in advance
Other liabilities
Accrued performance participation allocation
Management fee payable
Accrued distribution fees(1)
Non-controlling interests in joint ventures
Net asset value	$
Number of outstanding shares

(1)	Distribution fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the distribution fees as an offering cost at the time we sell Class T, Class S and Class D shares. As of [●], we have accrued under GAAP $[●] of distribution fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of [●] ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Total
Net asset value	$	$	$	$	$
Number of outstanding shares
NAV Per Share as of [●]	$	$	$	$

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [●] valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
[Property Type 1]
[Property Type 2]
[Property Type 3]

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Investment Values
Input	Hypothetical Change	[Property Type 1]	[Property Type 2]	[Property Type 3]
Discount Rate	0.25% decrease
(weighted average)	0.25% increase
Exit Capitalization Rate	0.25% decrease
(weighted average)	0.25% increase